Winner Medical Group Inc.
Winner Industrial Park, Bulong Road
Longhua, Shenzhen City, 518109
The People’s Republic of China

August 12, 2010

Kevin L. Vaughn
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Winner Medical Group Inc. Form 10-K for fiscal year ended September 30, 2009 Filed December 7, 2009 File No. 001-34484

On behalf of Winner Medical Group Inc. (“Winner” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 30, 2010 providing the Staff’s comments with respect to the above referenced amendment to Form 10-K for fiscal year ended September 30, 2009.

We hereby confirm that we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for fiscal year ended September 30, 2009

Cover Page

1.	Please include the aggregate market value of the voting and non-voting common equity held by non-affiliates in your future filings.

Winner’s Response to Item 1

The Company notes the Staff’s comment and confirms that future filings will include the aggregate market value of the voting and non-voting common equity held by non-affiliates.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Traditional Products Business Segment, page 28

2.
We note your disclosure that unit volumes impacted your revenues for the period. Please revise in future filings to separately quantify the effects of volume changes on your results of operations.  Refer to Item 303(A)(3)(iii) of Regulation S-K.

Winner’s Response to Item 2

The Company notes the Staff’s comment and confirms that future filings will separately quantify the effect of volume changes to results of operation.

Liquidity and Capital Resources, page 33

3.
Please revise future filings to discuss material changes in the underlying drivers of your working capital changes (e.g. cash receipts from the sale of goods and cash payments to acquire supplies and components or goods for resale), rather than merely describing items identified on the face of the statement of cash flows to provide a sufficient basis for a reader to analyze the change.  Refer to Item 303(a) of Regulation S-K and Release 33-8350.

Winner’s Response to Item 3

The Company notes the Staff’s comment and confirms that future filings will discuss material changes in the underlying drivers of working capital changes.

Item 9A. Controls and Procedures, page 37

4.
We note your disclosure here that management has concluded that your internal control over financial reporting “has been effective for the fiscal year ended as of September 30, 2009.”  Your disclosure appears to suggest that management’s conclusion relates to internal controls over financial reporting for the full fiscal year rather than as of the end of most recent fiscal year.  Please revise the filing to clarify management’s assessment as of September 30, 2009.  Refer to Item 308(a)(3) of Regulation S-K.

Winner’s Response to Item 4

The Company notes the Staff’s comment and has revised the disclosure in Form 10-K/A for fiscal year ended September 30, 2009 to reflect that, as of September 30, 2009, the internal control over financial reporting was effective.

5.
Further to the above, we note following your conclusion you refer to “internal controls procedures” and define that term. However, we note the definition included is not consistent with the definition of internal controls over financial reporting as contained in Exchange Act Rules 13a-15(f) and 15d-15(f). In connection with the revisions to this section, please also revise to remove the superfluous language. Alternatively, if you elect to continue to include language after your conclusion, please revise the language to conform to the definition of internal controls over financial reporting contained in Exchange Act Rules 13a-15(f) and 15d-15(f).

Winner’s Response to Item 5

The Company notes the Staff’s comment and has removed from its disclosure the language on the definition of internal controls over financial reporting.

Item 11. Executive Compensation, page 40

Director Compensation, page 43

6.
We note that each of your independent directors received a different amount of compensation for their services as independent directors and chairpersons of various committees.  Please expand your future filings to explain the differences in the amount of director compensation; describe standard compensation arrangements (e.g., fees for retainer, committee service, service as chairman of the board or a committee, and meeting attendance); or describe the basic terms of the various director compensation arrangements, if different.  See Regulation S-K Item402(r)(3).  Please also tell us where you have provided the disclosure required by Item 402(r) with respect to stock options granted to two of your directors, which you described on page F-19, or explain why such disclosure is not required.

Winner’s Response to Item 6

The Company notes the Staff’s comment and confirms that future filings will explain the differences in the amount of director compensation by describing standard compensation arrangements, or describe the basic terms of the various director compensation arrangements, if different.

As described on page F-19, the Company granted stock options to two directors for their services as independent director during the fiscal years 2006 and 2007.  Starting from fiscal year 2008, the Company has not granted any stock options to any independent directors.  Thus, the Company did not disclose stock options when discussing those directors’ compensation during fiscal years 2008 and 2009.

Item 13. Certain Relationships and Related Transactions, page 46

7.	Please revise your disclosure in future filings to more closely conform to the requirements of Regulation S-K Item 404(a) and tell us in your response how your revised disclosure should appear.

●
For example, your disclosure does not indicate the approximate dollar value of Mr. Li’s “controlling” interest in the transaction with Safe Secure Packing (Shenzhen) Co., Ltd., the largest aggregate amount outstanding during the period, or amounts paid during the period.  Also, you do not appear to have indentified the related party involved in the L+L Healthcare Hubei Co., Ltd. transactions, the related party’s interest in the transactions, the largest aggregate amount outstanding during the period, or the amounts paid during the period in your disclosure on page 46.

●
Please also tell us where you have provided the disclosure required by Item 404 with respect to the purchase “of a set of machineries and received dividend” from L+L Healthcare Hubei Co., Ltd. during fiscal year 2009, which you describe on page F-18, or explain why such disclosure is not required pursuant to Item 404.  Also, tell us what it means to have “received dividend” with regards to this transaction.

We note that much of your disclosure in this section is identical to your disclosure in your financial statements.  In future filings, please ensure that you have provided the information required by Item 404(a), rather than merely repeating the disclosure in your financial statements, as the disclosures may differ.

Winner’s Response to Item 7

The Company notes the Staff’s comment and confirms that future filings will more closely conform to the requirements of Regulation S-K Item 404(a).

In the case of the Safe Secure Packaging (Shenzhen) Co., Ltd. transaction, Mr. Jianquan Li sold all of his controlling interest in 2007, so Safe Secure Packaging (Shenzhen) co., Ltd. ceased to be a related party starting from 2007.

The ‘third party’ involved in the L+L Healthcare Hubei Co., Ltd. (“L+L”) transaction was the Company, as it owns 40% of L+L.  The Company’s disclosure would indicate that the largest aggregate amount outstanding during fiscal year 2009 was US$56,723.  During 2009, L+L decided to distribute dividends worth US$500,000 in aggregate to its shareholders with respect to earnings made in the years 2005 through 2008.  The Company received US$ 200,000, or 40%, from L+L’s total dividend.

Exhibit Index, page 50

8.
We note your disclosure related to your one major customer, Sakai Shoten Co., Ltd., that accounted for over 10% of your revenues on pages 11, 14, and F-21. Please include your contract with Sakai Shoten Co., Ltd. as an exhibit to your future filings or tell us why you believe this is not required. See Regulation S-K Item 601 (10)(ii)(B).

Winner’s Response to Item 8

The Company notes the Staff’s comment and submits that Sakai Shoten Co., Ltd. was the Company’s first customer when it was founded, a relationship that has lasted over 19 years.  As a result of the Company’s deep relationship with Sakai Shoten Co., Ltd., shipments to that company were based on purchase orders rather than through a master contract.  Hence, the Company did not file an exhibit of the contract.

Financial Statements, page 65

Note 2. Summary of Significant Accounting Policies, page F-8
-  Fair Value of Financial Instruments, page F-9

9.
We note your disclosure here regarding your financial instruments.  Please revise future filings to provide all of the disclosure required by paragraph 820-10-50-2 of the FASB Accounting Standards Codification, including disclosure of the level within the fair value hierarchy in which the fair value measurements fall.

Winner’s Response to Item 9

The Company notes the Staff’s comment and confirms that future filings will include all of the disclosure required by paragraph 820-10-50-2 of the FASB Accounting Standards Codification, including disclosure of the level within the fair value hierarchy in which the fair value measurements fall.

-  Consolidated Statements of Income and Comprehensive Income, page F-9

10.
We note that operating expenses includes a line item labeled “Exchange difference, net.”  Please clarify for us the nature of the exchange differences.  For example, clarify, if true, that these represent foreign currency transaction gains and losses.  In addition, please explain to us the basis for your conclusion that such losses should be reported on one line item in the operating expenses category rather than reflecting the gains and losses in the related financial statement line items such as revenues, cost of sales, etc.

Winner’s Response to Item 10

The Company notes the Staff’s comment and submits that it sells goods to customers located in different countries and regions that are settled by different foreign currencies.  However, the Company is based in China, and most of its costs and expenses are in RMB.  The “Exchange difference, net” occurs when the exchange rates between RMB and foreign currency fluctuates.  For instance, if, after customers place orders and the Company recognizes a sale with a customer in a foreign currency, the RMB depreciated or appreciated against that foreign currency, a gain or loss would occur as a result of the foreign currency exchange rate on the date when the Company actual received the payment and converted into RMB.

The “exchange difference, net” is an operating expense.  The Company reported it under a separate line because, during 2008 and 2009, the RMB significantly appreciated against USD, Euro and other currencies, causing the Company to suffer material losses from currency exchange rates during that period.

Note 20. Geographical Information, page F-22

11.
We note your disclosure of sales by geographic segment.  If revenues from external customers attributed to an individual foreign country within the Europe or America geographic markets are material, please revise future filings to separately disclose those revenues. Refer to paragraph 280-10-50-41(a) of the FASB Accounting Standards Codification.

Winner Response to Item 11

The Company notes the Staff’s comment and confirms that future filings will separately disclose those revenues in individual foreign countries that are material.

Exhibits 31.1 and 31.2

12.
We note that you have omitted the required reference to “internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)” from the introduction of paragraph 4 and have also omitted paragraph 4(b) of your certifications.  The required certifications must be in the exact form prescribed.  Please amend your filing to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Winner’s Response to Item 12

The Company notes the Staff’s comment and has revised the disclosure to reflect certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K in its 10-K/A A for fiscal year ended September 30, 2009, as well as the Forms 10-Q/A for the quarterly periods ended December 31, 2009 and March 31, 2010.

13.
Further to the above, we note that you have deleted the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d).  Please revise future filings, including any amendment to this filing, to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.  Please note this comment also applies to the certifications in Forms 10-Q for the quarterly periods ended December 31, 2009 and March 31, 2010.

Winner’s Response to Item 13

The Company notes the Staff’s comment and has revised the disclosure to reflect certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K in its 10-K/A for fiscal year ended September 30, 2009, as well as the Forms 10-Q/A for the quarterly periods ended December 31, 2009 and March 31, 2010.

Please contact me at (01186–755) 28138888 should you have any questions about this letter.

Thank you for your attention to our filing.

Sincerely,

Winner Medical Group Inc.

By:	/s/ Jianquan Li
Jianquan Li
Chief Executive Officer